800 Standard Parkway
Auburn Hills, MI 48326

September 13, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Justin Dobbie, Legal Branch Chief, Office of Transportation and Leisure
John Stickel

Re:	Unique Fabricating, Inc.
Registration Statement on Form S-3
File No. 333-213409

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Unique Fabricating, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-213409) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on September 15, 2016 or as soon thereafter as may be practicable. As of the date above, there is no managing or principal underwriter for any of the Registrant’s shares of Common Stock, par value $.001 per share that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of offering.
The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended. The Registrant hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Sills Cummis & Gross P.C., by calling Ira Rosenberg at 973-643-5082. The Company hereby authorizes Mr. Rosenberg to orally modify or withdraw this request for acceleration.

Sincerely,

UNIQUE FABRICATING, INC.

By:	/s/ John Weinhardt
John Weinhardt
President and Chief Executive Officer

cc: Ira A. Rosenberg, Esq. (Sills Cummis & Gross P.C.)